FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2016

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A

Inscription in Securities Register N° 0114

Santiago, November 29, 2016

Ger. Gen. N° 169 /2016

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10,under Securities Market Law N°18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A. (the “Company”), I hereby inform you of the following significant event:

In its session held today, the Board of Directors of Enel Generación Chile S.A., agreed to distribute an interim dividend of Ch$ 7.24787 per share on January 27, 2017, attributable to the 2016 fiscal period, corresponding to 15% of net income as of September 30, 2016, in accordance with the Company’s dividend policy.

Sincerely,

Valter Moro

Chief Executive Officer

ENEL GENERACIÓN CHILE S.A. – Teléfono (56 2) 26309000 – Casilla 1557 – Correo  Central –

Santiago de Chile

SUPERINTENDENCE

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM No.°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 11 / 29 / 2016 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax No.°: 91.081.000-6 1.02 Date: 11 / 29 / 2016 (month/day/year)

1.03 Company: ENEL GENERACION CHILE S.A.

1.04 Securities registry N°: 0114 1.05 Affected series: Unique .

1.06 Ticker local exchange: ENEL GX CH 1.07 Movement code: 61__

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 11 / 29 / 2016 (month/day/year)

2.02 Agreement Settlement: 3 . (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

3: Board Meeting)

2.03 Amount of the dividend: Ch$ 59,445,250,968.-_ 2.04 Type of currency: Ch$ -- .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 8,201,754,580.- 3.02 Closing Date: 01 / 21 / 2017 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend: 1_ (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)

4.02 Year Ended: 12 / 31 / 2016 (month/day/year)

4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies

/ 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$ 7.24787 /share 5.02 Type of currency: Ch$ --. 5.03 Payment Date: 01 / 27 / 2017 (month/day/year)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Start Date: / / (month/day/year)

6.02 Expiration Option Date: / / (month/day/year)

6.03 Date of the distribution of shares : / / (month/day/year)

6.04 Series to choose: (Only if the option is based on shares of own issuance)

6.05 Shares post movement: (Only if the option is based on shares of own issuance)

6.06 Tax No.° of the Issuer: (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange: .

6.08 Factor of shares: shares to be received by one share with rights

6.09 Share price: Ch$ / share. 6.10 Type of currency: Ch$ .

7. COMMENTS

-           The Company will inform opportunely to shareholders the tax treatment that will correspond to the dividend reported in this form.

-           The payment of this dividend will be announced through a notice published in the newspaper "El Mercurio" of Santiago, dated January 17, 2017.

-           Enel Generación Chile is a Publicly Held Limited Liability Stock Company.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  Valter Moro

                                                                               C.E. N° 24.789.926-K

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 29, 2016